THE ALGER FUNDS

111 Fifth Avenue

New York, New York 10003

In accordance with Rule 477 promulgated under the Securities Act of 1933, The Alger Funds (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the immediate withdrawal of its Post-Effective Amendment No. 69 to the Registration Statement on Form N-1A (Securities Act File No. 33-4959; Investment Company Act File No. 811-1355; Accession No. 000110 4659-11-022037 filed on April 25, 2011) under Rule 485(b) under the Securities Act of 1933.  The Registrant is requesting such withdrawal because the filing was filed again on April 25, 2011, with the proper XBRL Exhibit (Accession No. 000110 4659-11-022147).

If you have any questions or comments concerning this filing, please contact me at (212)806-2966.

Very truly yours,

By:	/s/ Hal Liebes
Hal Liebes